August 22, 2001


Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, NW
Washington, DC  20549

                      QUARTERLY REPORT UNDER RULE 24 OF THE
                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
                                  NISOURCE INC.
                                801 E. 86TH AVE.
                             MERRILLVILLE, IN 46410
                                FILE NO. 70-9681

Gentlemen:

         In compliance with the terms and conditions of Rule 24 under the Public Utility Holding Company Act of 1935, and the Order of the Commission dated November 1, 2000, authorizing the financing transactions and business activities as more fully described in the Joint Application/Declaration, as amended, the undersigned hereby certifies to the Commission that:

1. The sales of any common stock and the purchase price per share and the market price per share at the date of the agreement of sale

         None

2. The total number of shares of common stock issued or issuable under options granted during the quarter under NiSource Inc.'s benefit plans or otherwise

         218,451 shares

3. If common stock has been transferred to a seller of securities of a company being acquired, the number of shares so issued, the value per share and whether the shares are restricted to the acquirer

         None

4. The amount and terms of any long-term debt, preferred stock or other preferred or equity-linked securities, or short-term debt, issued directly or indirectly by NiSource during the quarter

         Please see Exhibit 1

5. The amount and terms of any short-term debt issued directly or indirectly by any utility subsidiary during the quarter

         Please see Exhibit 2

6. The amount and terms of any financing consummated by any non-utility subsidiary during the quarter that are not exempt under rule 52

         None


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
7. The name of the guarantor and of the beneficiary of any NiSource guarantee or non-utility subsidiary guarantee issued during the quarter, and the amount, terms and purpose of the guarantee

         NiSource issued no guarantees during the quarter ended 6-30-01.

8. The notional amount and principal terms of any interest rate hedge or anticipatory hedge entered into during the quarter and the identity of the parties to such instruments

         None.

9. The name, parent company, and amount invested in any new intermediate subsidiary or financing subsidiary during the quarter

         None.

10. A list of Form U-6B-2 statements filed with the commission during the quarter, including the name of the filing entity and the date of the filing

         Form U-6B-2 filed on behalf of Northern Utilities, Inc. on June 21,
         2001.

11. Consolidated balance sheets as of the end of the quarter, and separate balance sheets as of the end of the quarter for each company, including NiSource, that has engaged in financing transactions during the quarter

         Please see the attached balance sheets for NiSource, Northern Indiana Public Service Company, Bay State Gas Company, Northern Utilities, Kokomo Gas and Fuel and Northern Indiana Fuel and Light.

                                        Very truly yours,


                                        NiSource Inc.


                                        By:          /s/ Jeffrey W. Grossman
                                                 -------------------------------
                                                       Jeffrey W. Grossman
                                                  Vice President and Controller
                                                  (Principal Accounting Officer
                                                  and Duly Authorized Officer)


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
                                                                      EXHIBIT #1

                                  NISOURCE INC.
                      QUARTERLY REPORT UNDER RULE 24 OF THE
                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
                                FILE NO. 70-9681
                                     ITEM #4

                             AMOUNT ISSUED DURING        AMOUNT OUTSTANDING       TYPE OF DEBT
COMPANY                     SECOND QUARTER OF 2001          JUNE 30, 2001         OR SECURITY                   TERMS
------------------------------------------------------------------------------------------------------------------------------
NiSource Finance Corp.                      -               1,937,134,000       Short-term Debt     Commercial paper borrowing
                                                                                                    with a weighted average
                                                                                                    interest rate of 4.27%

NiSource Finance Corp.            300,000,000               6,125,800,000       Long-term Debt      Unsecured two-year notes
                                                                                                    paying a 5.75% coupon and
                                                                                                    maturing April 15, 2003
------------------------------------------------------------------------------------------------------------------------------

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
                                                                      EXHIBIT #2

                                  NISOURCE INC.
                      QUARTERLY REPORT UNDER RULE 24 OF THE
                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
                                FILE NO. 70-9681
                                     ITEM #5

                                                                            INTER-COMPANY DEBT
                                                                              OUTSTANDING AT          WEIGHTED AVERAGE
LENDING COMPANY                        BORROWING SUBSIDIARY                    JUNE 30, 2001            INTEREST RATE
----------------------------------------------------------------------------------------------------------------------
NiSource Inc.             Northern Indiana Public Service Company                      344,029,000          4.52%
NiSource Inc.             Kokomo Gas & Fuel Company                                      6,364,000          4.52%
NiSource Inc.             Northern Indiana Fuel and Light                                  500,000          4.52%
NiSource Inc.             Bay State Gas Company                                        106,300,000          4.52%
----------------------------------------------------------------------------------------------------------------------


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
                                                                      EXHIBIT #3

                                  NISOURCE INC.
                      QUARTERLY REPORT UNDER RULE 24 OF THE
                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
                                FILE NO. 70-9681
                                    ITEM #11

As of June 30, (in thousands)                                           2001
-------------------------------------------------------------------------------
ASSETS
PROPERTY, PLANT, AND EQUIPMENT:
     Utility plant                                                 $ 15,863,653
     Accumulated depreciation and amortization                       (7,507,697)
-------------------------------------------------------------------------------
     Net Utility Plant                                                8,355,956
-------------------------------------------------------------------------------
     Gas and oil producing properties, full cost method
        United States cost center                                       961,115
        Canadian cost center                                             21,571
     Accumulated depletion                                              (36,752)
-------------------------------------------------------------------------------
     Net gas and oil producing properties                               945,934
-------------------------------------------------------------------------------
     Other property, at cost, less accumulated depreciation              83,257
-------------------------------------------------------------------------------
Net Property, Plant and Equipment                                     9,385,147
-------------------------------------------------------------------------------
INVESTMENTS:
     Net assets of discontinued operations                              588,485
     Unconsolidated affiliates                                          103,676
     Assets held for sale                                               100,300
     Other investments                                                   49,731
-------------------------------------------------------------------------------
          Total Investments                                             842,192
-------------------------------------------------------------------------------
CURRENT ASSETS:
     Cash and cash equivalents                                          142,700
     Accounts receivable - less reserve                                 930,953
     Other receivables                                                   30,675
     Gas inventory                                                      186,077
     Underrecovered gas and fuel costs                                   74,414
     Material and supplies, at average cost                              71,619
     Electric production fuel, at average cost                           33,160
     Price risk management asset                                        479,869
     Exchange gas receivable                                            527,996
     Prepayments and other                                              292,336
-------------------------------------------------------------------------------
          Total Current Assets                                        2,769,799
-------------------------------------------------------------------------------
OTHER ASSETS:
     Regulatory assets                                                  522,472
     Intangible assets                                                3,673,064
     Deferred charges and other                                         502,509
-------------------------------------------------------------------------------
          Total Other Assets                                          4,698,045
-------------------------------------------------------------------------------
 TOTAL ASSETS                                                      $ 17,695,183
================================================================================


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
                                                                      EXHIBIT #3

                                  NISOURCE INC.
                      QUARTERLY REPORT UNDER RULE 24 OF THE
                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
                                FILE NO. 70-9681
                                    ITEM #11

As of June 30, (in thousands)                                             2001
---------------------------------------------------------------------------------
CAPITALIZATION AND LIABILITIES
CAPITALIZATION:
     Common Stock Equity                                              $ 3,499,525
     Preferred Stocks -
        Subsidiary Companies
           Series without mandatory redemption provisions                  83,631
           Series with mandatory redemption provisions                     48,824
     Company - obligated mandatorily redeemable preferred securities
           of subsidiary trust holding solely Company debentures          345,000
     Long-term debt, excluding amounts due within one year              6,125,819
---------------------------------------------------------------------------------
Total Capitalization                                                   10,102,799
---------------------------------------------------------------------------------
CURRENT LIABILITIES:
      Current portion of long-term debt                                    97,440
      Short-term borrowings                                             1,937,135
      Accounts payable                                                    491,974
      Dividends declared on common and preferred stocks                    60,799
      Customer deposits                                                    34,388
      Taxes accrued                                                       195,158
      Interest accrued                                                     69,806
      Overrecovered gas and fuel costs                                    119,305
      Accrued employment costs                                             49,801
      Price risk management liabilities                                   352,776
      Exchange gas payable                                                261,571
      Current deferred revenue                                            278,936
      Other accruals                                                      426,457
---------------------------------------------------------------------------------
          Total current liabilities                                     4,375,546
---------------------------------------------------------------------------------
OTHER:
      Deferred income taxes                                             1,847,148
      Deferred investment tax credits                                     109,770
      Deferred credits                                                    386,237
      Non-current deferred revenue                                        492,995
      Accrued liability for post retirement benefits                      275,573
      Other non-current liabilities                                       105,115
---------------------------------------------------------------------------------
          Total other                                                   3,216,838
---------------------------------------------------------------------------------
TOTAL LIABILITIES                                                     $17,695,183
=================================================================================

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
                                                                      EXHIBIT #4

                     NORTHERN INDIANA PUBLIC SERVICE COMPANY
                      QUARTERLY REPORT UNDER RULE 24 OF THE
                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
                                FILE NO. 70-9681
                                    ITEM #11

As of June 30, (in thousands)                                          2001
--------------------------------------------------------------------------------
ASSETS
PROPERTY, PLANT, AND EQUIPMENT:
     Utility plant                                                  $ 6,146,055
     Accumulated depreciation and amortization                       (3,272,045)
--------------------------------------------------------------------------------
     Net Utility Plant                                                2,874,010
--------------------------------------------------------------------------------
OTHER PROPERTY AND INVESTMENTS                                            5,151
--------------------------------------------------------------------------------
CURRENT ASSETS:
     Cash and cash equivalents                                           21,253
     Accounts receivable - less reserve                                 264,512
     Gas cost adjustment clause                                          14,441
     Material and supplies, at average cost                              45,666
     Electric production fuel, at average cost                           33,160
     Natural gas in storage, at last in, first-out cost                  66,326
     Price risk management asset                                         81,079
     Prepayments and other                                               44,862
--------------------------------------------------------------------------------
Total Current Assets                                                    571,299
--------------------------------------------------------------------------------
OTHER ASSETS:
     Regulatory assets                                                  179,127
     Deferred charges and other                                         223,255
--------------------------------------------------------------------------------
Total Other Assets                                                      402,382
--------------------------------------------------------------------------------
TOTAL ASSETS                                                        $ 3,852,842
================================================================================

                                                                      EXHIBIT #4

                     NORTHERN INDIANA PUBLIC SERVICE COMPANY
                      QUARTERLY REPORT UNDER RULE 24 OF THE
                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
                                FILE NO. 70-9681
                                    ITEM #11

As of June 30, (in thousands)                                            2001
--------------------------------------------------------------------------------
CAPITALIZATION AND LIABILITIES
CAPITALIZATION:
Common shareholder's equity                                           $1,004,323
Preferred Stocks -
      Series without mandatory redemption provisions                      81,114
      Series with mandatory redemption provisions                         48,824
Long-term debt, excluding amount due within one year                     863,919
--------------------------------------------------------------------------------
Total Capitalization                                                   1,998,180
--------------------------------------------------------------------------------
CURRENT LIABILITIES:
      Current portion of long-term debt                                   57,278
      Short term borrowings                                              343,175
      Accounts payable                                                   349,604
      Dividends declared on common and preferred stock                       845
      Customer deposits                                                   30,047
      Taxes accrued                                                       53,917
      Interest accrued                                                     7,988
      Fuel adjustment clause                                               3,279
      Accrued employment costs                                            49,151
      Price risk management liabilities                                   90,428
      Other accruals                                                      27,251
--------------------------------------------------------------------------------
          Total current liabilities                                    1,012,963
--------------------------------------------------------------------------------
OTHER:
      Deferred income taxes                                              520,709
      Deferred investment tax credits                                     74,936
      Deferred credits                                                    38,999
      Accrued liability for post retirement benefits                     155,154
      Other noncurrent liabilities                                        51,901
--------------------------------------------------------------------------------
          Total other                                                    841,699
--------------------------------------------------------------------------------
TOTAL LIABILITIES                                                     $3,852,842
================================================================================

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
                                                                      EXHIBIT #5

                              BAY STATE GAS COMPANY
                      QUARTERLY REPORT UNDER RULE 24 OF THE
                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
                                FILE NO. 70-9681
                                    ITEM #11

As of June 30, (in thousands)                                           2001
--------------------------------------------------------------------------------
ASSETS
PROPERTY, PLANT, AND EQUIPMENT:
     Utility plant                                                  $ 1,129,733
     Accumulated depreciation and amortization                         (250,894)
--------------------------------------------------------------------------------
     Net Utility Plant                                                  878,839
--------------------------------------------------------------------------------
OTHER PROPERTY AND INVESTMENTS                                          111,476
--------------------------------------------------------------------------------
CURRENT ASSETS:
     Cash and cash equivalents                                            4,978
     Accounts receivable - less reserve                                  75,558
     Gas cost adjustment clause                                          21,112
     Material and supplies, at average cost                               4,376
     Natural gas in storage - weighted average                           22,372
     Prepayments and other                                                3,604
--------------------------------------------------------------------------------
          Total Current Assets                                          132,000
--------------------------------------------------------------------------------
OTHER ASSETS:
     Regulatory assets                                                    7,376
     Intangible assets                                                    2,444
     Deferred charges and other                                          39,533
--------------------------------------------------------------------------------
          Total Other Assets                                             49,353
--------------------------------------------------------------------------------
TOTAL ASSETS                                                        $ 1,171,668
================================================================================

CAPITALIZATION AND LIABILITIES
CAPITALIZATION:
      Common shareholder's equity                                   $   541,301
      Long-term debt excluding amount due within one year               168,500
--------------------------------------------------------------------------------
          Total Capitalization                                          709,801
--------------------------------------------------------------------------------
CURRENT LIABILITIES:
      Short term borrowings                                             116,760
      Accounts payable                                                   27,173
      Customer deposits                                                   2,763
      Taxes accrued                                                      15,750
      Interest accrued                                                    3,851
      Refunds due customers within one year                               4,900
      Other accruals                                                     40,461
--------------------------------------------------------------------------------
          Total current liabilities                                     211,658
--------------------------------------------------------------------------------
OTHER:
      Deferred income taxes                                             238,658
      Deferred investment tax credits                                     3,174
      Other noncurrent liabilities                                        8,377
--------------------------------------------------------------------------------
          Total other                                                   250,209
--------------------------------------------------------------------------------
TOTAL LIABILITIES                                                   $ 1,171,668
================================================================================

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
                                                                      EXHIBIT #6

                            NORTHERN UTILITIES, INC.
                      QUARTERLY REPORT UNDER RULE 24 OF THE
                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
                                FILE NO. 70-9681
                                    ITEM #11

As of June 30, (in thousands)                                            2001
--------------------------------------------------------------------------------
ASSETS
PROPERTY, PLANT, AND EQUIPMENT:
     Utility plant                                                    $ 248,857
     Accumulated depreciation and amortization                          (46,630)
--------------------------------------------------------------------------------
     Net Utility Plant                                                  202,227
--------------------------------------------------------------------------------
OTHER PROPERTY AND INVESTMENTS                                            2,775
--------------------------------------------------------------------------------
CURRENT ASSETS:
     Cash and cash equivalents                                            2,616
     Accounts receivable - less reserve                                  23,493
     Gas cost adjustment clause                                          10,226
     Material and supplies, at average cost                                 998
     Natural gas in storage, weighted average                            13,009
     Prepayments and other                                                3,111
--------------------------------------------------------------------------------
          Total Current Assets                                           53,453
--------------------------------------------------------------------------------
OTHER ASSETS:
     Regulatory assets                                                    7,624
     Intangible assets                                                    1,102
     Deferred charges and other                                           3,427
--------------------------------------------------------------------------------
          Total Other Assets                                             12,153
--------------------------------------------------------------------------------
 TOTAL ASSETS                                                         $ 270,608
================================================================================

CAPITALIZATION AND LIABILITIES
CAPITALIZATION:
      Common shareholder's equity                                     $ 111,164
      Long-term debt excluding amount due within one year                20,500
--------------------------------------------------------------------------------
          Total Capitalization                                          131,664
--------------------------------------------------------------------------------
CURRENT LIABILITIES:
      Short term borrowings                                              60,833
      Accounts payable                                                    7,947
      Customer deposits                                                     649
      Taxes accrued                                                       3,961
      Interest accrued                                                    1,171
      Price risk management liabilities                                     510
      Refunds due customers within one year                                 835
      Other accruals                                                     11,033
--------------------------------------------------------------------------------
          Total current liabilities                                      86,939
--------------------------------------------------------------------------------
OTHER:
      Deferred income taxes                                              47,909
      Deferred investment tax credits                                       301
      Other non-current liabilities                                       3,795
--------------------------------------------------------------------------------
          Total other                                                    52,005
--------------------------------------------------------------------------------
TOTAL LIABILITIES                                                     $ 270,608
================================================================================


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
                                                                      EXHIBIT #7

                           KOKOMO GAS AND FUEL COMPANY
                      QUARTERLY REPORT UNDER RULE 24 OF THE
                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
                                FILE NO. 70-9681
                                    ITEM #11

As of June 30, (in thousands)                                            2001
--------------------------------------------------------------------------------
ASSETS
PROPERTY, PLANT, AND EQUIPMENT:
     Utility plant                                                     $ 77,640
     Accumulated depreciation and amortization                          (36,087)
--------------------------------------------------------------------------------
     Net Utility Plant                                                   41,553
--------------------------------------------------------------------------------
OTHER PROPERTY AND INVESTMENTS                                                5
--------------------------------------------------------------------------------
CURRENT ASSETS:
     Cash and cash equivalents                                            2,080
     Accounts receivable - less reserve                                   2,903
     Gas cost adjustment clause                                           5,158
     Material and supplies, at average cost                                 484
     Natural gas in storage - weighted average                              706
     Prepayments and other                                                   16
--------------------------------------------------------------------------------
          Total Current Assets                                           11,347
--------------------------------------------------------------------------------
OTHER ASSETS:
     Deferred charges and other                                              56
--------------------------------------------------------------------------------
          Total Other Assets                                                 56
--------------------------------------------------------------------------------
 TOTAL ASSETS                                                          $ 52,961
================================================================================

CAPITALIZATION AND LIABILITIES
CAPITALIZATION:
      Common shareholder's equity                                      $ 35,411
--------------------------------------------------------------------------------
          Total Capitalization                                           35,411
--------------------------------------------------------------------------------
CURRENT LIABILITIES:
      Short term borrowings                                               6,400
      Accounts payable                                                    2,752
      Customer deposits                                                     480
      Interest accrued                                                      124
      Other accruals                                                        987
--------------------------------------------------------------------------------
          Total current liabilities                                      10,743
--------------------------------------------------------------------------------
OTHER:
      Deferred income taxes                                               3,369
      Deferred investment tax credits                                       519
      Post retirement benefits accrued                                      332
      Regulatory income tax liability                                     1,477
      Other non-current liabilities                                       1,110
--------------------------------------------------------------------------------
          Total other                                                     6,807
--------------------------------------------------------------------------------
TOTAL LIABILITIES                                                      $ 52,961
================================================================================


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
                                                                      EXHIBIT #8

                     NORTHERN INDIANA FUEL AND LIGHT COMPANY
                      QUARTERLY REPORT UNDER RULE 24 OF THE
                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
                                FILE NO. 70-9681
                                    ITEM #11

As of June 30, (in thousands)                                            2001
--------------------------------------------------------------------------------
ASSETS
PROPERTY, PLANT, AND EQUIPMENT:
     Utility plant                                                     $ 70,696
     Accumulated depreciation and amortization                          (24,338)
--------------------------------------------------------------------------------
     Net Utility Plant                                                   46,358
--------------------------------------------------------------------------------
OTHER PROPERTY AND INVESTMENTS                                              936
--------------------------------------------------------------------------------

CURRENT ASSETS:
     Cash and cash equivalents                                              213
     Accounts receivable - less reserve                                   3,482
     Gas adjustment clause                                                6,571
     Material and supplies, at average cost                                 418
     Natural gas in storage - weighted average                            3,851
     Prepayments and other                                                   55
--------------------------------------------------------------------------------
          Total Current Assets                                           14,590
--------------------------------------------------------------------------------
OTHER ASSETS:
     Regulatory assets                                                      145
     Deferred charges and other                                             165
--------------------------------------------------------------------------------
          Total Other Assets                                                310
--------------------------------------------------------------------------------
 TOTAL ASSETS                                                          $ 62,194
================================================================================

CAPITALIZATION AND LIABILITIES
CAPITALIZATION:
      Common shareholder's equity                                      $ 44,848
--------------------------------------------------------------------------------
Total Capitalization                                                     44,848
--------------------------------------------------------------------------------
CURRENT LIABILITIES:
      Notes payable to associated companies                                 500
      Accounts payable                                                    2,464
      Customer deposits                                                     150
      Taxes accrued                                                       1,616
      Other accruals                                                      1,902
--------------------------------------------------------------------------------
          Total current liabilities                                       6,632
--------------------------------------------------------------------------------
OTHER:
      Deferred income taxes                                               4,735
      Deferred investment tax credits                                       345
      Deferred credits                                                    3,509
      Regulatory income tax liability                                     2,125
--------------------------------------------------------------------------------
          Total other                                                    10,714
--------------------------------------------------------------------------------
TOTAL LIABILITIES                                                      $ 62,194
================================================================================

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